FleetBoston Financial

1784

2003 Proxy Statement

Notice of 2003 Annual Meeting
of Stockholders & Proxy Statement

 **Fleet Boston Financial**

100 Federal Street
Boston, Massachusetts 02110

March 17, 2003

Dear Stockholder:

We are pleased to invite you to the 2003 Annual Meeting of Stockholders of FleetBoston Financial Corporation (the "Corporation"), which will be held on Tuesday, April 15, 2003, at 11:00 a.m. at the Copley Theater, 225 Clarendon Street, Boston, Massachusetts.

The accompanying Notice of Annual Meeting of Stockholders and Proxy Statement contain the matters to be considered and acted upon. Please read these materials carefully.

Matters scheduled for consideration at the Annual Meeting are: to elect seven Directors, to ratify the selection of independent accountants for 2003, and, if presented to the Annual Meeting, to consider and vote on one stockholder proposal described in the accompanying Proxy Statement.

We hope you will be able to attend the Annual Meeting, but if you cannot do so, it is important that your shares be represented. Whether or not you plan to attend the meeting, please vote your shares in one of three ways: via telephone, the Internet or mail. If you elect to vote by mail, please sign, date and return the proxy card in the enclosed return envelope, which requires no postage if mailed in the United States. Information regarding telephone and Internet voting is included in the proxy card instructions.

Very truly yours,

CHARLES K. GIFFORD
Chairman and Chief Executive Officer

EUGENE M. MCQUADE
President and Chief Operating Officer



FLEETBOSTON FINANCIAL CORPORATION
100 Federal Street
Boston, Massachusetts 02110

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

APRIL 15, 2003

To Common Stockholders of
FLEETBOSTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of FleetBoston Financial Corporation, a Rhode Island corporation (the "Corporation"), will be held on Tuesday, April 15, 2003, at 11:00 a.m. at the Copley Theater, 225 Clarendon Street, Boston, Massachusetts, for the following purposes, all as set forth in the accompanying Proxy Statement:

1. To elect seven Directors with terms expiring at the 2006 Annual Meeting of Stockholders.
2. To ratify the selection of PricewaterhouseCoopers LLP as the Corporation's independent accountants for 2003.
3. To consider and vote upon one stockholder proposal described in the accompanying Proxy Statement, if that proposal is presented to the Annual Meeting.
4. To transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on February 21, 2003, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting.

It is important that your shares be represented at the Annual Meeting. We encourage you to vote as soon as possible by one of three convenient methods: by calling the toll-free number listed in the proxy card instructions, by accessing the Internet site listed in the proxy card instructions or by signing, dating and returning the proxy card in the enclosed return envelope, which requires no postage if mailed in the United States. If you attend the Annual Meeting, you may vote in person if you wish, even if you have previously voted by telephone, the Internet or mail.

By Order of the Board of Directors,

Gary A. Spiess

GARY A. SPIESS
Secretary

Boston, Massachusetts
March 17, 2003

PROXY STATEMENT

TABLE OF CONTENTS

FLEETBOSTON FINANCIAL CORPORATION

100 Federal Street
Boston, Massachusetts 02110
Telephone (617) 434-2200

2003 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

We are mailing this Proxy Statement, with the accompanying proxy card, to you on or about March 17, 2003. The enclosed proxy is solicited by the Board of Directors ("the Board") of FleetBoston Financial Corporation in connection with the Annual Meeting of Stockholders to be held on April 15, 2003, and any adjournment of that meeting.

GENERAL INFORMATION ABOUT VOTING

Who Can Vote?

If you are a holder of our Common Stock on our records at the close of business on February 21, 2003 (the "Record Date" for the Annual Meeting), you are entitled to vote at the Annual Meeting. On the Record Date, we had 1,051,235,032 shares of Common Stock issued and outstanding, exclusive of treasury shares. Each issued and outstanding share of Common Stock will be entitled to one vote on each matter to be voted on at the Annual Meeting and can be voted only if the owner of record is present to vote or is represented by proxy.

How Are Votes Counted?

The holders of a majority in interest of all stock issued, outstanding and entitled to vote are required to be present in person or represented by proxy at the Annual Meeting in order to constitute a quorum for the transaction of business. Abstentions, broker non-votes and votes withheld are treated in the same manner as shares present or represented at the Annual Meeting for purposes of determining the existence of a quorum.

The affirmative vote of a majority of the shares of Common Stock represented at the Annual Meeting and entitled to vote is required to elect Directors, to ratify the selection of independent accountants and to decide the stockholder proposal.

The total number of votes that are cast "for" a proposal will determine whether it is adopted. Abstentions are counted in determining the total number of votes cast. While not counted as votes "for" or "against" a proposal, abstentions have the same effect as a vote withheld on the election of Directors or a vote against any other proposal. Broker non-votes are not counted in determining the number of votes cast. (A "broker non-vote" occurs when a registered broker holding shares for a customer in the name of the broker has not received voting instructions on a matter from its customer and is barred by stock exchange rules from exercising discretionary authority to vote on the matter. The broker will indicate this on the proxy card.) Under the rules of the New York Stock Exchange (the "NYSE"), brokers who hold shares in street name for their customers are prohibited from giving a proxy to vote those shares with respect to the consideration of the stockholder proposal without specific instructions from their customers.

In voting for the election of Directors, you may cast your vote for or withhold authority to vote for, but you may not specify an abstention. You may indicate abstentions with respect to the approval of the ratification of the selection of independent accountants and consideration of the stockholder proposal.

How Do I Vote? Can I Vote by Telephone or the Internet?

You may vote your shares in person at the Annual Meeting, or by proxy if you sign, date and return the enclosed proxy card in time for the Annual Meeting and do not subsequently revoke it. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

This Proxy Statement and the Corporation's 2002 Annual Report on Form 10-K ("10-K Report") are available on the Corporation's website at www.fleet.com/proxy. Most stockholders can elect to view future proxy statements and 10-K reports over the Internet instead of receiving paper copies in the mail.

If you are a stockholder of record, you can choose this option and save the Corporation the cost of producing and mailing these documents by following the enclosed proxy card instructions or, if you vote your shares through the Internet, by following the instructions posted on the website to which you are directed before you vote. If you choose to view proxy statements and 10-K Reports over the Internet, you will receive an e-mail each year with instructions containing links to the Internet address of those materials. Your choice will remain in effect indefinitely unless you revoke consent to view these documents over the Internet. You can revoke your consent and elect to receive paper copies of the documents by visiting the website referenced in the enclosed proxy card instructions. You do not have to elect Internet access each year.

If you hold your shares through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and 10-K Reports over the Internet. Most stockholders who hold their shares through a bank, broker or other holder of record and who elected Internet access in the past should receive an e-mail message, from the holder of record or an agent of the holder of record, containing the Internet address to use to view the Corporation's Proxy Statement and 10-K Report and instructions for voting.

If your shares are voted by proxy, they will be voted in accordance with your instructions. If you sign your proxy but do not specify how your shares are to be voted, then your shares will be voted FOR the election of Directors and the ratification of the selection of the independent accountants and AGAINST the stockholder proposal. We are not aware of any matter to be considered at the Annual Meeting other than those referred to in this Proxy Statement. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote according to their best judgment.

If you want to vote in person at the meeting and you hold your shares through a bank, broker or other holder of record, you will need to obtain a written proxy from the holder of record that authorizes you to vote those shares.

Can I Revoke My Voting Instructions?

You may revoke your signed proxy card at any time before it is voted either by signing and returning a proxy card with a later date, delivering a written revocation letter to Gary A. Spiess, Secretary of the Corporation, or by attending the Annual Meeting in person, notifying the Secretary, and voting by ballot at the Annual Meeting. Mr. Spiess' mailing address is FleetBoston Financial Corporation, 100 Federal Street, MA DE 10026A, Boston, Massachusetts 02110. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Any stockholder of record attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy.

What Do I Need to Do if I Plan to Attend the Annual Meeting?

If you hold shares of our Common Stock in your name on the record date and you plan to attend the Annual Meeting, you need to bring a form of personal photo identification with you in order to be admitted to the Annual Meeting. If you want to attend the Annual Meeting and you do not hold shares in your name but hold them through a bank, broker or other holder of record, you will need to present a letter from the holder of record that confirms your ownership of those shares and a form of personal photo identification in order to be admitted to the Annual Meeting. We reserve the right to refuse admittance to anyone without proper proof of share ownership and proper photo identification.

What Happens if Multiple Stockholders Share the Same Address?

If you share a single address and the same last name with another stockholder, you may have received notice from us or your broker that only one Proxy Statement and 10-K Report will be sent to your address unless you give instructions to the contrary. This practice, known as "householding," reduces multiple mailings to your household and also reduces our printing and postage costs. However, if you wish to receive additional copies of our Proxy Statement or 10-K Report, please contact our Investor Relations Department at (617) 434-7858 or write to Investor Relations at FleetBoston Financial Corporation, P.O. Box 2016, MA DE 10032F, Boston, Massachusetts 02106-2016, and we will promptly deliver these copies to you.

Who Pays the Expenses of this Solicitation?

We bear the cost of preparing, assembling and mailing the Notice, Proxy Statement and proxy card for the Annual Meeting. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies and we will compensate them in an estimated amount of $12,500 plus reasonable out-of-pocket expenses. In addition to the solicitation by D.F. King & Co., Inc. and solicitation by use of the mails, employees of our principal subsidiary, Fleet National Bank (the "Bank"), may solicit proxies by personal interview, by telephone or by other means of communication, without any additional compensation. We will also provide persons, firms, banks and corporations holding shares in their names, or in the names of their nominees, with proxy materials for transmittal to the beneficial owners. We will reimburse the record holders for their reasonable expenses in transmitting those materials.

ELECTION OF DIRECTORS

Information about the Nominees. As of the date of this Proxy Statement, our Board consists of 19 persons. The Board is divided into three classes, with each class serving staggered terms of three years. Seven Director nominees are to be elected for terms of office that will expire at the 2006 Annual Meeting. The nominees are: William Barnet, III, John T. Collins, Gary L. Countryman, Charles K. Gifford, Marion L. Heard, Thomas J. May and Terrence Murray. T.J. Dermot Dunphy, who currently serves on the Board, will be retiring from the Board after the Annual Meeting. Accordingly, only limited information is included in this Proxy Statement with respect to Mr. Dunphy. Each nominee has consented to being named a nominee in this Proxy Statement and has agreed to serve as a Director if elected at the Annual Meeting. If any nominee is unable to serve, the persons named in the proxy have discretion to vote for other persons designated by the Board. The following information with respect to the Director nominees, as well as the Directors whose terms of office expire in 2004 and 2005, is set forth in this Proxy Statement: name, age, the number of shares of the Corporation's Common Stock beneficially owned as of February 28, 2003, the year in which the individual became a Director of the Corporation, principal occupation, business or professional experience during the past five years, the standing committees of the Board on which the individual serves as a member, and the names of any public companies, other than the Corporation, for which the individual serves as a Director. **The Board recommends a vote "For" all nominees for election as Directors.**

NOMINEES FOR ELECTION AS DIRECTORS

TERMS EXPIRE AT THE 2006 ANNUAL STOCKHOLDERS' MEETING



William Barnet, III
Age 60
Director since 1988
Shares: 72,198[1]

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE BARNET COMPANY, INC.

- Chairman, President and Chief Executive Officer of The Barnet Company, Inc. *(real estate and other investments)* since 2001 and President of Barnet Development Corporation *(real estate investment firm)* since 1990
- Chairman of William Barnet & Son, LLC *(synthetic fiber processing company)* since 2001, Chairman and Chief Executive Officer of William Barnet & Son, Inc. (the assets of which were sold in 2001 to a company that became William Barnet & Son, LLC) from 2000 to 2001, and President and Chief Executive Officer from 1976 to 2000
- Mayor of Spartanburg, South Carolina since 2001
- *Current Committees:* Audit Committee (Chair); Board Governance and Nominating Committee

[1] In addition to shares directly held, includes 41,168 stock units held under the Corporation's Directors Deferred Compensation and Stock Unit Plan (the "Director Stock Unit Plan").



John T. Collins
Age 56
Director since 1995
Shares: 133,352[2]

CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE COLLINS GROUP, INC.

- Chairman and Chief Executive Officer of The Collins Group, Inc. *(venture capital, private equity investments, and management firm)* since 1990
- *Current Committees:* Executive Committee; Human Resources Committee

[2] In addition to shares directly held, includes 17,368 stock units held under the Director Stock Unit Plan.



Gary L. Countryman
Age 63
Director since 1999
Shares: 31,897[3]

CHAIRMAN EMERITUS OF LIBERTY MUTUAL INSURANCE COMPANY

- Chairman Emeritus of Liberty Mutual Insurance Company since 2000, Chairman from 1991 to 2000, and Chief Executive Officer from 1986 to 1998
- *Other Public Company Directorships:* NSTAR, The Neiman Marcus Group, Inc., Liberty Mutual Holding Co. Inc. and Liberty Mutual Fire Insurance Company
- *Current Committees:* Human Resources Committee (Chair); Executive Committee; Board Governance and Nominating Committee

[3] In addition to shares directly held, includes 5,383 stock units held under the Director Stock Unit Plan, 11,200 stock units held under the BankBoston Corporation ("BankBoston") Director Retirement Benefits Exchange Program (the "BKB Exchange Program"), 326 stock units held under the BankBoston Director Stock Award Plan (the "BKB Director Stock Award Plan"), and 7,104 shares that Mr. Countryman has a right to acquire under the BankBoston Stock Option Plan for Non-Employee Directors (the "BKB Director Stock Option Plan").



Charles K. Gifford
Age 60
Director since 1999
Shares: 2,240,870[4]

CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE CORPORATION

- Chairman and Chief Executive Officer of the Corporation since December 2002, President and Chief Executive Officer from 2001 through December 2002, and President and Chief Operating Officer from 1999 through 2001
- Chairman and Chief Executive Officer of BankBoston from 1997 to 1999, Chief Executive Officer from 1996 to 1997, and Chairman, President and Chief Executive Officer from 1995 to 1996
- *Other Public Company Directorships:* Massachusetts Mutual Life Insurance Company and NSTAR
- *Current Committees:* Executive Committee

[4] In addition to shares directly held, includes 1,521,678 shares that Mr. Gifford has a right to acquire within 60 days under the Corporation's long-term incentive plans, 23,452 restricted shares granted under those plans and as to which Mr. Gifford has sole voting but no investment authority, 981 shares held as custodian for two of his children, 4,707 shares owned by one of his children directly, 491 shares which he owns jointly with one of his children and 387,308 shares held by two trusts under which Mr. Gifford and members of his family are beneficiaries. Does not include 150,000 shares that may be issued to Mr. Gifford upon payment of Performance Restricted Stock Units granted to him in February 2003. These units will vest if the Corporation achieves aggressive financial targets for 2004 and 2005.



Marian L. Heard
Age 62
Director since 1998
Shares: 11,516[5]

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE UNITED WAY OF MASSACHUSETTS BAY AND CHIEF EXECUTIVE OFFICER OF THE UNITED WAYS OF NEW ENGLAND

- President and Chief Executive Officer of the United Way of Massachusetts Bay and Chief Executive Officer of the United Ways of New England since 1992
- *Other Public Company Directorships:* CVS Corporation
- *Current Committees:* Community Investment and Public Policy Committee (Chair); Board Governance and Nominating Committee

[5] In addition to shares directly held, includes 11,148 stock units held under the Director Stock Unit Plan.



Thomas J. May
Age 55
Director since 1999
Shares: 25,180[6]

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF NSTAR

- President of NSTAR *(energy utility company)* and its principal operating companies (Boston Edison, ComElectric, NSTAR Gas and Cambridge Electric) since 2001, and Chairman and Chief Executive Officer since 1999
- Chairman and Chief Executive Officer of Boston Edison Company from 1994 to 1999 and President from 1995 to 1999
- *Other Public Company Directorships:* NSTAR, New England Business Services, Inc. and RCN Corporation
- *Current Committees:* Human Resources Committee

[6] In addition to shares directly held, includes 10,069 stock units held under the Director Stock Unit Plan, 2,053 stock units held under the BKB Exchange Program, 3,606 stock units held under the BKB Director Stock Award Plan, an interest in 1,086 shares under a deferred compensation plan of Mr. May's current employer and 7,104 shares that Mr. May has a right to acquire under the BKB Director Stock Option Plan.



Terrence Murray
Age 63
Director since 1976
Shares: 2,796,121[7]

RETIRED CHAIRMAN OF THE CORPORATION

- Chairman of the Corporation from 1982 through December 2002 (except from 1988 to 1989 and from 1995 to 1996, when he served as President) and Chief Executive Officer from 1982 through 2001 (except from 1988 to 1989, when he served as Chief Operating Officer)
- *Other Public Company Directorships:* A.T. Cross Company, Air Products and Chemicals, Inc., Allmerica Financial Corporation, ChoicePoint Inc. and CVS Corporation
- *Current Committees:* Executive Committee

[7] In addition to shares directly held, includes 2,050,000 shares that Mr. Murray has a right to acquire within 60 days under the Corporation's long-term incentive plans, 356,752 shares held by a trust under which Mr. Murray is a beneficiary, 71,000 shares held by family charitable foundations, 12,035 shares held by a company in which Mr. Murray is a stockholder and 90,000 shares held by a trust under which Mr. Murray and members of his family are beneficiaries.

DIRECTORS CONTINUING IN OFFICE

TERMS EXPIRE AT THE 2004 ANNUAL STOCKHOLDERS' MEETING



Joel B. Alvord
Age 64
Director since 1995
Shares: 248,215[8]

PRESIDENT AND MANAGING DIRECTOR OF SHAWMUT CAPITAL PARTNERS, INC.

- President and Managing Director of Shawmut Capital Partners, Inc. *(venture capital buy-out firm)* since 1997
- Chairman of the Corporation from 1995 to 1997
- *Other Public Company Directorships:* CUNO Incorporated
- *Current Committees:* Executive Committee (Chair); Community Investment and Public Policy Committee

[8] In addition to shares directly held, includes 162,000 shares that Mr. Alvord has a right to acquire under the Corporation's long-term incentive plans, 8,960 shares held by a family foundation, and 18,078 stock units held under the Director Stock Unit Plan.



Daniel P. Burnham
Age 56
Director since 1999
Shares: 12,663[9]

CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF RAYTHEON COMPANY

- Chairman and Chief Executive Officer of Raytheon Company since 1999, President and Chief Executive Officer from December 1998 to 1999, and President and Chief Operating Officer from July 1998 to December 1998
- Vice Chairman of Allied Signal, Inc. from 1997 to 1998 and President of Allied Signal Aerospace from 1992 to 1997
- *Other Public Company Directorships:* Raytheon Company
- *Current Committees:* Risk Management Committee

[9] In addition to shares directly held, includes 9,933 stock units held under the Director Stock Unit Plan, 126 stock units held under the BKB Director Stock Award Plan and 2,368 shares that Mr. Burnham has a right to acquire under the BKB Director Stock Option Plan.



T. Joseph Semrod
Age 66
Director since 2001
Shares: 1,626,215[10]

RETIRED VICE CHAIRMAN OF THE CORPORATION

- Vice Chairman of the Corporation and Chairman of the Corporation's New Jersey operations from 2001 to March 2003
- Chairman of the Board and Chief Executive Officer of Summit Bancorp ("Summit") from 1981 to 2001
- Director of Summit from 1981 to 2001
- *Current Committees:* Community Investment and Public Policy Committee; Risk Management Committee

[10] In addition to shares directly held, includes 1,203,465 shares that Mr. Semrod has a right to acquire within 60 days under the Corporation's long-term incentive plans, 200,000 restricted shares granted under those plans as to which Mr. Semrod has sole voting but no investment authority, 1,089 shares owned by his spouse, and 1,359 shares held by his spouse as custodian for one of his children, and 220,102 shares held by a trust under which Mr. Semrod is a beneficiary. All of Mr. Semrod's restricted shares vested upon his retirement on March 1, 2003.



Paul R. Tregurtha
Age 67
Director since 1995
Shares: 38,641[11]

CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF MORMAC MARINE GROUP, INC. AND MORAN TRANSPORTATION COMPANY

- Chairman and Chief Executive Officer of Mormac Marine Group, Inc. *(marine shipping company)* since 1988
- Chairman and Chief Executive Officer of Moran Transportation Company *(tug and barge shipping company)* since 1999, and Chairman from 1994 to 1999
- *Other Public Company Directorships:* Alliance Resource Management GP, LLC, FPL Group, Inc. and Teachers Insurance and Annuity Association
- *Current Committees:* Risk Management Committee (Chair); Board Governance and Nominating Committee

[11] In addition to shares directly held, includes 7,859 stock units held under the Director Stock Unit Plan.

DIRECTORS CONTINUING IN OFFICE

TERMS EXPIRE AT THE 2005 ANNUAL STOCKHOLDERS' MEETING



Paul J. Choquette, Jr.
Age 64
Director since 1982
Shares: 48,343[12]

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF GILBANE, INC.

- President and Chief Executive Officer of Gilbane, Inc. since 1997, and President of Gilbane Building Company from 1981 to 1997
- *Other Public Company Directorships:* Carlisle Companies Incorporated
- *Current Committees:* Executive Committee; Risk Management Committee

[12] In addition to shares directly held, includes 23,243 stock units held under the Director Stock Unit Plan and 4,400 shares owned by his spouse.



Kim B. Clark
Age 53
Director from 1998 to 1999
and since 2001
Shares: 2,561[13]

DEAN OF THE FACULTY AT HARVARD BUSINESS SCHOOL

- Dean of the Faculty at Harvard Business School since 1995, Member of Harvard Faculty since 1978 and George F. Baker Professor of Administration since 1999
- *Other Public Company Directorships:* JetBlue Airways Corporation
- *Current Committees:* Audit Committee

[13] In addition to shares directly held, includes 2,343 stock units held under the Director Stock Unit Plan.



Robert M. Kavner
Age 59
Director since 1986
Shares: 23,067[14]

CHAIRMAN OF OVERTURE SERVICES, INC.

- Chairman of Overture Services, Inc. *(Internet search provider)* since 1999
- Vice Chairman of idealab! *(creates and operates technology businesses)* from 1998 to 2001
- President, Chief Executive Officer and Director of On Command Corporation *(provides in-room video services to the lodging industry)* from 1996 until 1998
- *Other Public Company Directorships:* Overture Services, Inc. and EarthLink, Inc.
- *Current Committees:* Human Resources Committee

[14] In addition to shares directly held, includes 16,587 stock units held under the Director Stock Unit Plan.

DIRECTORS CONTINUING IN OFFICE

TERMS EXPIRE AT THE 2005 ANNUAL STOCKHOLDERS' MEETING



Donald F. McHenry
Age 66
Director since 1999
Shares: 39,728[15]

DISTINGUISHED PROFESSOR IN THE PRACTICE OF DIPLOMACY, GEORGETOWN UNIVERSITY, WASHINGTON, D.C. AND PRESIDENT OF THE IRC GROUP

- Distinguished Professor in the Practice of Diplomacy at Georgetown University since 1981
- President of The IRC Group, LLC *(international relations consulting)* since 1983
- *Other Public Company Directorships:* AT&T Corp., The Coca-Cola Company, GlaxoSmithKline, PLC and International Paper Company
- *Current Committees:* Board Governance and Nominating Committee (Chair); Executive Committee; Audit Committee

[15] In addition to shares directly held, includes 5,345 stock units held under the Director Stock Unit Plan, 11,761 stock units held under the BKB Exchange Program, 3,606 stock units held under the BKB Director Stock Award Plan, 7,104 shares that Mr. McHenry has a right to acquire under the BKB Director Stock Option Plan, and 11,913 shares held in a trust in which Mr. McHenry is a beneficiary.



Michael B. Picotte
Age 55
Director since 1989
Shares: 93,321[16]

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE PICOTTE COMPANIES

- President and Chief Executive Officer of The Picotte Companies *(real estate ownership and management companies)* since 1989
- *Current Committees:* Audit Committee

[16] In addition to shares directly held, includes 30,835 stock units held under the Director Stock Unit Plan, 23,357 shares held by family foundations and 18,090 shares held by a company in which Mr. Picotte is a stockholder.



Francene S. Rodgers
Age 56
Director since 1999
Shares: 20,196[17]

CHIEF EXECUTIVE OFFICER OF WFD, INC.

- Founder and Chief Executive Officer of WFD, Inc. *(service and consulting firm on employee commitment)* since 1983

- *Current Committees:* Community Investment and Public Policy Committee; Risk Management Committee

[17] In addition to shares directly held, includes 10,451 stock units held under the Director Stock Unit Plan, 1,457 stock units held under the BKB Director Stock Award Plan and 7,104 shares that Ms. Rodgers has a right to acquire under the BKB Director Stock Option Plan.



Thomas M. Ryan
Age 50
Director since 1997
Shares: 16,851[18]

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CVS CORPORATION

- Chairman and Chief Executive Officer of CVS Corporation since 1999, President since 2000, President and Chief Executive Officer from 1998 to 1999, Vice Chairman and Chief Operating Officer from 1996 to 1998, and Chief Executive Officer and President of CVS Pharmacy, Inc. from 1994 to 1999

- *Other Public Company Directorships:* CVS Corporation, Reebok International, Ltd. and Yum! Brands, Inc.

- *Current Committees:* Human Resources Committee

[18] In addition to shares directly held, includes 13,926 stock units held under the Director Stock Unit Plan and 500 shares owned by his spouse.

CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS

Corporate Governance

In response to widespread corporate abuses that were found in certain U.S. companies last year, both Congress and various stock exchanges have enacted or proposed sweeping changes to the corporate governance of public companies. The most significant of these reforms was the enactment of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Contemporaneous with the adoption of Sarbanes-Oxley, the NYSE, the exchange upon which the Corporation's Common Stock is listed, issued a broad range of corporate governance rule proposals. Other interested organizations have also put forth a wide range of governance proposals. Following the mandate of Congress, the Securities and Exchange Commission ("SEC") has recently adopted numerous rules implementing the provisions of Sarbanes-Oxley. Although many of the SEC's rules have yet to become effective, and the NYSE's corporate governance rule proposals have not yet been finalized, the Corporation has taken significant actions to adopt changes to its governance structure to meet the mandates of Sarbanes-Oxley, to anticipate many of the reform initiatives proposed by the NYSE and to respond to the changing corporate governance environment. Among other things, the Corporation has: (i) adopted a new Audit Committee charter that complies with the provisions of Sarbanes-Oxley and addresses changes proposed to the NYSE's listing standards, which would be applicable to audit committees, (ii) established a new Board Governance and Nominating Committee, (iii) prepared new charters for the Board Governance and Nominating Committee and the Human Resources Committee that address changes proposed to the NYSE's listing standards and (iv) introduced stock ownership guidelines and holding requirements for executive management. A copy of the Audit Committee charter is included as Appendix A to this Proxy Statement and will be made available on the Corporation's website. The charters for the Board Governance and Nominating Committee, the Human Resources Committee, the Risk Management Committee and the Community Investment and Public Policy Committee also will be made available on the Corporation's website at www.fleet.com/governance.

Meetings and Committees

General.   During 2002, the Board met nine times. In 2002, the Board created a new Board Governance and Nominating Committee, which assumed certain duties covered by the former Human Resources and Board Governance Committee, as well as additional responsibilities arising out of the changing governance environment. The Human Resources and Board Governance Committee was renamed the Human Resources Committee. In addition to the Board Governance and Nominating Committee and the Human Resources Committee, the Board currently has an Executive Committee, an Audit Committee, a Community Investment and Public Policy Committee, and a Risk Management Committee. The members of each of those committees are appointed each year. Each member of the Executive, Audit, Community Investment and Public Policy, and Risk Management Committees of the Corporation is also a member of the corresponding committee of the Bank. No member of the Audit, Human Resources or Board Governance and Nominating Committee is an employee of the Corporation or its subsidiaries. In addition to the Committees noted above, the Bank has a Community Investment, Public Policy and Trust Committee.

Executive Committee.   The Executive Committee may, during the interval between Board meetings, exercise all of the authority of the Board, except those powers that are expressly reserved to the Board under law or the Corporation's By-Laws. The members of the Executive Committee are also members of the Executive Committee of the Bank and their meetings, when held, are held jointly. The Executive Committee held one meeting by unanimous written consent in 2002.

Audit Committee.   The Audit Committee oversees the integrity of the Corporation's financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the Corporation's independent accountants, and the performance of the internal audit function and the Corporation's independent accountants. The functions of the Audit Committee also include appointing, setting the compensation for, and overseeing the Corporation's independent accountants. In carrying out its duties, the Audit

Committee meets on a quarterly basis with management and the independent accountants to review the Corporation's quarterly or annual financial results, which are included in the Corporation's Quarterly Report on Form 10-Q and Annual Report on Form 10-K. In connection with this review, the Audit Committee discusses with management and the independent accountants any reports, opinions or certifications rendered by the independent accountants in connection with those financial statements. The Audit Committee reviews the adequacy of the Corporation's internal controls and summaries of regulatory examinations to assess the Corporation's program for complying with laws and regulations. The Committee also oversees the selection and performance of the Chief Auditor and reviews and approves the Corporation's internal audit plan. The members of the Corporation's Audit Committee are also members of the Audit Committee of the Bank and customarily hold joint meetings of both Committees. The Audit Committee of the Corporation held nine meetings in 2002. The Audit Committee's report is included on page 29 of this Proxy Statement.

Compliance with NYSE Requirements. The Corporation is required to satisfy certain NYSE requirements with respect to its Audit Committee and, in accordance with those requirements, the Board has approved the Audit Committee's charter. A copy of the Audit Committee's charter is included as Appendix A to this Proxy Statement. In addition, the Board has determined that all the members of the Audit Committee satisfy the currently existing independence and other applicable requirements of the NYSE's listing standards.

Human Resources Committee. The Human Resources Committee's responsibilities include establishing and reviewing the Corporation's executive and Director compensation strategies, plans and policies, overseeing generally the administration of the Corporation's incentive compensation and equity-based plans, setting the goals and objectives for, and determining the compensation of, the Corporation's Chief Executive Officer (the "CEO") and evaluating the Corporation's succession plans for key executive officers. The Committee approves, or recommends to the Board for its approval, the compensation of executive officers of the Corporation and discharges duties under various benefit and incentive compensation plans for the Corporation. In 2002, the Human Resources

Committee and its predecessor, the Human Resources and Board Governance Committee, held four in person meetings and three additional meetings by unanimous written consent.

Board Governance and Nominating Committee. The Board Governance and Nominating Committee identifies and recommends individuals for membership on the Board, develops and recommends corporate governance principles for the Corporation, reviews and approves the Corporation's Code of Business Conduct and Ethics, and monitors and reviews corporate governance matters for the Board. In addition, the Committee reviews the performance of the Board and its committees and reviews and recommends standards relating to the independence of Directors. The Committee also evaluates the performance of the CEO, and reports its assessment of the CEO's performance to the Board, prior to a determination of the CEO's compensation by the Human Resources Committee. The Board Governance and Nominating Committee was organized recently, and met once in 2002 and three times to date in 2003.

A stockholder may nominate a person for election as a Director by complying with Section 3.15 of the Corporation's By-Laws, which provides that advance notice of a nomination must be delivered to the Corporation and must contain the name and certain information concerning the nominee and the stockholders who support the nominee's election. A copy of this By-Law provision may be obtained by writing to: FleetBoston Financial Corporation, Attn: Gary A. Spiess, Secretary, 100 Federal Street, MA DE 10026A, Boston, Massachusetts 02110.

Risk Management Committee. The Risk Management Committee is responsible for overseeing certain corporate risk areas, including credit and market risk and asset and liability management. The Committee's duties include overseeing the Corporation's processes for (i) managing risk in the credit portfolio and in the Principal Investing business, (ii) determining the adequacy of the reserve for credit losses, (iii) managing price risk in the Corporation's trading activities and (iv) managing the Corporation's interest rate, liquidity, and foreign exchange risk. The Committee also oversees the internal risk review program, which monitors asset quality, risk rating integrity and the credit process related to the Corporation's credit portfolios. In addition, the Committee monitors the adequacy of the Corporation's capital levels. The members of the Corporation's Risk Management Committee are also members of the Risk Management Committee of the Bank and customarily hold joint meetings of both Committees. The Risk Management Committee held six meetings in 2002.

Community Investment and Public Policy Committee. The Community Investment and Public Policy Committee is responsible for reviewing management's policies, practices and performance related to workforce diversity, community affairs activities, charitable contributions, compliance with the Community Reinvestment Act and certain other related consumer laws and regulations. The members of the Community Investment and Public Policy Committee are also members of the Community Investment, Public Policy and Trust Committee of the Bank and customarily hold joint meetings of both Committees. The Community Investment and Public Policy Committee held four meetings in 2002. The Community Investment, Public Policy and Trust Committee of the Bank (in addition to its community investment and public policy responsibilities) also reviews and oversees the exercise of fiduciary powers by the Bank.

Attendance and Other Matters. All of the current Board members attended more than 75% of the aggregate of the meetings of the Board and its Committees on which they served in 2002.

Agreements Related to the Election of Directors. Under the terms of Mr. Alvord's employment agreement, the Corporation will support Mr. Alvord's re-election to the Board until Mr. Alvord reaches age 65, and Mr. Alvord will serve until his 65th birthday as Chairman of the Executive Committee of the Board or in such other capacity as the Corporation and Mr. Alvord shall agree. In connection with the Summit acquisition, the Corporation appointed Mr. Semrod to the class of Directors with terms expiring at the 2004 Annual Meeting.

Compensation of Directors

Annual Retainer and Meeting Fees. For their service on the Board, Directors (other than Directors who are officers of the Corporation or one of its subsidiaries) receive an annual retainer of $50,000, plus $1,500 for each Board meeting attended and $1,000 for each telephonic meeting attended. Committee members receive $1,000 per Committee meeting attended and $750 for each

telephonic meeting attended, and each Committee Chairman is paid an annual retainer of $7,000 per year. Committee retainers and meeting fees are not paid to Directors who are officers of the Corporation or one of its subsidiaries.

Under the Director Stock Unit Plan, 50% of each Director's annual retainer is mandatorily deferred into stock units. Directors also may elect to defer all or a portion of their remaining annual retainer, any Committee Chairman retainer and meeting fees into stock units or a fixed-rate account, or a combination of the two.

Director Stock Unit Plan. The Director Stock Unit Plan is designed to link the Directors' compensation more closely with the interests of stockholders. Pursuant to the Director Stock Unit Plan, in addition to the annual retainer discussed above, each non-employee Director currently receives an annual award of stock units equal to $30,000. The stock units are payable in shares of the Corporation's Common Stock following termination of service as a Director.

Assumed Plans — General. In connection with certain mergers and acquisitions, the Corporation has assumed benefit plans applicable to former directors of such entities who joined the Board. No future awards are being made under these plans.

BankBoston. In connection with the BankBoston merger, the Corporation assumed three BankBoston director plans. Under the BKB Director Stock Award Plan, non-employee directors received awards of common stock that they could defer. In connection with the BankBoston merger, the deferred shares were converted into stock units that are payable in shares of the Corporation's Common Stock when the Director retires from the Board or dies. The terms of the BKB Director Stock Award Plan continue to apply to any outstanding units held by Ms. Rodgers and Messrs. Burnham, Countryman, May and McHenry.

The BKB Exchange Program was established so that non-employee directors could convert accrued retirement benefits into deferred or restricted stock of BankBoston. In connection with the merger, the deferred shares were converted into stock units that are payable in shares of the Corporation's Common Stock when the Director retires from the Board or dies. The terms of the BKB Exchange Program continue to apply to any outstanding units held by Messrs. Countryman, May and McHenry.

14

The BKB Director Stock Option Plan provided for an annual grant of options to each non-employee BankBoston director. In connection with the BankBoston merger, the options held by Ms. Rodgers and Messrs. Burnham, Countryman, May and McHenry were converted into options to purchase shares of the Corporation's Common Stock.

Shawmut. In connection with the Shawmut National Corporation ("Shawmut") merger, the Corporation assumed obligations under an irrevocable trust agreement that holds life insurance policies with respect to the former Shawmut directors. The policies fund a charitable giving program under which the eligible Directors are permitted to recommend up to four tax-exempt charities to receive contributions. Upon a Director's death, annual charitable contributions will be made for a period of 10 years and the amount of the annual contribution, in the aggregate, will be $100,000. Directors derive no financial benefit from the program. The current Directors of the Corporation eligible for this program are Messrs. Alvord, Collins and Tregurtha.

Summit. In connection with the Summit acquisition, the Corporation assumed obligations under Summit's retirement plan for non-employee directors. Under the plan, Mr. Dunphy will be entitled to receive annually, for 10 years following the termination of his service on the Board, a payment equal to the annual retainer in effect at the time his Board service terminates (currently $50,000).

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Shares of the Corporation's Common Stock owned as of February 28, 2003 by the Director nominees and the Directors whose terms of office expire in 2004 and 2005, including Messrs. Gifford and Semrod, are described above under "*Election of Directors.*" Mr. McQuade beneficially owned 1,129,498 shares as of February 28, 2003. Mr. McQuade's ownership includes 920,970 shares that he has a right to acquire within 60 days under the Corporation's long-term incentive plans, 34,907 restricted shares granted under the Corporation's long-term incentive plans as to which he has sole voting and no investment authority and 512 shares held as custodian for his children. As of February 28, 2003, Mr. Sarles beneficially owned 1,492,629 shares. Mr. Sarles' ownership includes 1,035,000 shares that he has a right to acquire within 60 days under the Corporation's long-term incentive plans, 18,761 restricted shares granted under the Corporation's long-term incentive plans and as to which he has sole voting but no investment authority, 200 shares owned by his daughter and 5,000 shares held by a family foundation. Mr. Lamb beneficially owned 53,125 shares as of February 28, 2003. Mr. Lamb's ownership includes 39,905 restricted shares granted under the Corporation's long-term incentive plans as to which he has sole voting and no investment authority, 400 shares held as custodian for his daughters and 1,979 shares held jointly with his spouse. As of February 28, 2003, Mr. Warner beneficially owned 877,617 shares. Mr. Warner's ownership includes 623,125 shares that he has a right to acquire within 60 days under the Corporation's long-term incentive plans and 18,396 restricted shares granted under the Corporation's long-term incentive plans as to which he has sole voting and no investment authority. As of February 28, 2003, Mr. Jacobs beneficially owned 273,882 shares. Mr. Jacobs' ownership includes 209,333 shares that he has a right to acquire within 60 days under the Corporation's long-term incentive plans and 57,690 restricted shares granted under the Corporation's long-term incentive plans as to which he has sole voting and no investment authority. The number of shares beneficially owned by Messrs. McQuade, Sarles, Lamb and Warner does not include the following shares that may be issued to them upon payment of Performance Restricted Stock Units granted to them in February 2003: Mr. McQuade, 125,000 shares; Mr. Sarles, 125,000 shares; Mr. Lamb, 75,000 shares; and Mr. Warner, 75,000 shares. These units will vest if the Corporation achieves aggressive financial targets for 2004 and 2005. As of February 28, 2003, current Directors and executive officers, in the aggregate, beneficially owned 1.4% of the issued and outstanding shares of the Corporation's Common Stock. The number of shares of the Corporation's Common Stock beneficially owned by each current Director or Named Executive Officer (as defined below) does not equal or exceed 1% of the outstanding shares of the Corporation's Common Stock. No current Director or executive officer of the Corporation beneficially owns any other equity security of the Corporation.

HUMAN RESOURCES COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee (the "Committee") is composed entirely of five non-employee members of the Board who initiate all compensation actions for the CEO and review and approve the compensation for all executive officers.

The Committee has prepared the following statement for inclusion in this Proxy Statement:

Compensation Philosophy

This report reflects the Corporation's compensation philosophy and describes the actions taken by the Corporation for 2002, as shown in the various tables supporting this report. The Corporation has designed its executive compensation program to:

- Motivate key executives to achieve strategic business initiatives and to reward them for their achievement;

- Strongly emphasize variable compensation by using performance-based bonus and equity awards which support a pay-for-performance policy that differentiates compensation amounts based on a discretionary evaluation of results in three key areas: corporate, business unit and individual performance;

- Provide compensation opportunities based on performance that are comparable to those offered by peer organizations in order to allow the Corporation to compete for and retain talented executives who are critical to its long-term success; and

- Align the long-term interests of stockholders with the interests of executives through award opportunities that can increase the executives' ownership of the Corporation's Common Stock.

The Corporation's goal is to ensure a strong link between pay and performance: almost 90% of the total compensation opportunity for the CEO and the executive officers identified in the Summary Compensation Table (the "Named Executive Officers"), and a significant portion for other senior executives, is in at-risk annual bonus and equity-based compensation. For 2002, the total compensation, particularly annual incentive compensation, of the Named Executive Officers (with the exception of Messrs. Lamb and Semrod, whose compensation was determined in accordance with their employment agreements)

and the other executive officers was driven primarily by the Corporation's performance during the year and, therefore, the Named Executive Officers generally were paid less than executives in comparable positions at the comparator banks. The Corporation was disappointed with its financial and share price performance for 2002; however, the Corporation has taken a number of positive steps to position it for the future, including:

- The development and implementation of a strategy to focus on the Corporation's two core businesses — Personal Financial Services and Commercial Financial Services, in which the Corporation has a clear competitive advantage;

- Development of strong momentum in the Corporation's core businesses, including an increase in core customer deposits, increased cross-sell revenues from commercial customers and a significant increase in consumer loan originations;

- Exits of businesses that were not strategically complementary to the core businesses of the Corporation, notably Robertson Stephens, AFSA and Asia;

- Significant reductions in the Corporation's exposure to non-strategic corporate clients, as well as in Latin America; and

- The appointment of key executives to positions that are highly critical to the Corporation's success.

Annually, the Corporation participates in several compensation studies to determine the competitiveness of its compensation opportunities for all executives. Participants in these surveys include other large banking and financial services institutions, large regional banking organizations and other firms which appropriately represent the Corporation's competitive market.

The Corporation's executive compensation program is composed of salary, annual incentive opportunities, long-term incentive opportunities in the form of stock options and restricted stock, and benefits typically offered to executives by the Peer Group, as defined below. These key elements provide a competitive, well-balanced total compensation opportunity that supports the Corporation's strategies.

For the Named Executive Officers, the comparator banks are those domestic banks with assets of at least $100 billion (the "Peer Group"). The Peer Group is the group used in the Stock Performance Graph.

The Committee's policy with respect to the tax deductibility of executive compensation above $1 million is to structure benefit plans in a manner that permits the deductibility of such compensation under Section 162(m) of the Internal Revenue Code (the "Code") when the Corporation can do so without materially compromising the objectives of its overall compensation program.

Base Salary

The purpose of the base salary is to provide a basic level of income that recognizes the market value of the position, as well as the individual's performance and experience. Base salaries are reviewed annually and may be adjusted to reflect competitive market levels. The Committee considers the executive's personal contributions to business unit and corporate results, their actual salaries relative to the median for comparable positions in the appropriate peer group, and the Corporation's overall salary budget for the year. No specific weighting is applied as all of these factors are important. Based on a review of market data, the Committee believes that the salaries for 2002 are consistent with competitive practice.

Annual Incentive

The Corporation's executive bonus plans support the Corporation's pay-for-performance strategy that links executive compensation to the achievement of performance objectives that increase stockholder value. Annual bonus awards are paid under the Corporation's annual incentive plans only if the Corporation achieves specified targets of return on equity (ROE) and net income.

1. *Named Executive Officer (NEO) Bonus Plan.* The NEO Bonus Plan permits the Committee to award bonuses to the Named Executive Officers only if certain performance goals related to net income and ROE are achieved for the year. Under the terms of the NEO Bonus Plan, and on the basis of the Corporation's performance in 2002, the maximum bonus award allowed under the plan to the CEO and to each of the other Named Executive Officers individually is $5.89 million. The Committee has the discretion to decrease, but

not to increase, the bonus amount and has exercised this discretion with respect to the 2002 bonus awards.

2. *Management Bonus Plan.* The Management Bonus Plan, in which the Corporation's executive officers, other than the Named Executive Officers, as well as other eligible employees, participate, rewards and motivates participants for the achievement of important strategic and business objectives in a given year. The plan provides for a bonus pool that is based on target award levels determined by competitive market practice, with individual awards being determined based on management's and the Committee's assessment of the Corporation's performance in achieving pre-established target levels of ROE and net income. A discretionary component is available to account for extraordinary events, measures not specifically reflected in ROE and net income, and individual performance.

Any individual, including the Named Executive Officers (other than Mr. Semrod), who was awarded an annual bonus for 2002 performance of at least $200,000 received up to 50% of his or her bonus in the form of restricted stock. This further aligned the executives' interests with those of stockholders. Mr. Semrod received 100% of his bonus in cash, as required by his employment agreement.

Long-Term Stock Incentive

The Corporation's executive management and the Committee strongly encourage significant ownership of the Corporation's Common Stock by key officers and employees. This approach aligns the interests of executives with the interests of stockholders, and focuses them on the achievement of long-term results. In granting stock awards to executive officers, the Committee took into account the executive's level of responsibility and the practices in the Peer Group. The Committee did not consider the amount of stock options or restricted stock already held by the executive when it granted individual stock awards in 2002.

Stock options are awarded at the fair market value on the date of the grant, so that the gains for the executive officers are comparable to those of a stockholder purchasing a share of Common Stock on the same date. Options granted during 2002 generally vest in one-fourth increments, beginning on the first anniversary of the date of the grant and expire in not more than 10 years.

Certain executive officers received a portion of their 2002 equity awards in the form of restricted stock. The restrictions on the restricted stock granted during 2002 lapse in equal 50% increments on each of January 2, 2005 and January 2, 2006, subject to continued employment and other terms of the grant.

The Corporation and its management strongly encourage all executives to own a significant amount of the Corporation's Common Stock. In 2002, to enhance the Corporation's commitment to align the interests of its executives with those of its stockholders, the Corporation introduced stock ownership guidelines and holding requirements for all of its executive officers and certain other senior executives. Individuals are required to meet specified levels of share ownership, ranging from 75,000 to 400,000 shares, and to hold at least 75% of all Common Stock granted to them by the Corporation in 2002 and succeeding years (including shares acquired upon the exercise of stock options) for as long as they remain employed by the Corporation. Individuals are permitted to dispose of shares to meet withholding tax obligations under stock option and restricted stock plans, for limited estate planning purposes, to fund charitable contributions and, following review with the CEO, in the event of a financial hardship.

In furtherance of the Corporation's commitment to align the interests of its executives with those of its stockholders, and its commitment to significant stock ownership by its executives, the Corporation granted Performance Restricted Stock Units in February 2003 to its top ten executives, including 150,000 units to Mr. Gifford, 125,000 units to Mr. McQuade, 125,000 units to Mr. Sarles, 75,000 units to Mr. Lamb and 75,000 units to Mr. Warner. These units will vest if the Corporation attains aggressive financial targets for 2004 and 2005. There is no time vesting feature in these awards. The goal of these grants is to drive and sustain performance to levels that provide superior long-term shareholder value.

CEO Compensation

In 2002, Mr. Gifford served as President and Chief Executive Officer of the Corporation until year-end, at which time, he became Chairman and Chief Executive Officer. The Committee recognized that, under Mr. Gifford's leadership, the Corporation had made significant progress during 2002 against the strategic plan presented to the Board in March 2002, including the repositioning of the Corporation away from a global financial services institution by focusing on its Personal Financial Services and Commercial Financial Services businesses, exiting businesses that were not strategically complementary to the Corporation's core businesses and significantly reducing the Corporation's exposure to non-strategic corporate clients, as well as in Latin America. However, the Committee and the Board accepted the recommendation of Mr. Gifford that he and Messrs. McQuade and Sarles receive no bonuses for 2002, based on the Corporation's disappointing financial performance. In addition, Mr. Murray, retired Chairman of the Corporation, did not receive a bonus for 2002.

Mr. Gifford was not present during Committee or Board discussions concerning his compensation.

Mr. Gifford was awarded 300,000 stock options in October 2002 under substantially the same terms and conditions as options awarded to other employees of the Corporation. The Committee's decision with respect to this award followed the same principles as those described for executive officers generally.

The Committee believes that Mr. Gifford's total compensation package for 2002, including his base salary and annual and long-term incentive awards, will be significantly below the median of total compensation for CEOs in the Peer Group, based on data obtained via proxy statements, surveys and outside consultants.

Submitted by members of the Human Resources Committee:

Gary L. Countryman (Chairman)	Thomas J. May
John T. Collins	Thomas M. Ryan
Robert M. Kavner	

February 18, 2003

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of December 31, 2002, to the best of the Corporation's knowledge, there was one stockholder of the Corporation that held beneficial ownership of more than five percent (5%) of the Corporation's outstanding Common Stock. Information on that stockholder is as follows:

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percentage
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	58,834,800	5.6%

(1) Information is based upon the Schedule 13G filed on February 13, 2003 by Capital Research and Management Company ("Capital Research") with the SEC. According to the Schedule 13G, Capital Research, in its capacity as investment adviser, has sole investment power and no voting power with respect to such shares.

STOCK PERFORMANCE GRAPH

The Stock Performance Graph compares the yearly change in the cumulative total stockholder return on the Corporation's Common Stock against the cumulative total return of the S&P 500 Stock Index and the Peer Group, for the five-year period from December 31, 1997 through December 31, 2002.

The graph assumes that $100 was invested in the Common Stock and the indices on December 31, 1997, and that all dividends were reinvested. The Corporation's Peer Group consists of the top nine (based on asset size) domestic banking organizations, for the fiscal year ending December 31, 2002, excluding the Corporation. The financial institutions that comprise this group are: Bank of America Corporation, Bank One Corporation, Citigroup Inc., J.P. Morgan Chase & Co., National City Corporation, SunTrust Banks, Inc., U.S. Bancorp, Wachovia Corp. and Wells Fargo & Company.

The returns of each of these corporations have been weighted according to their market capitalization at the beginning of each year presented.



		Period Ending					
Index		12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
FleetBoston Financial Corporation	———	$100.00	$122.05	$ 97.93	$109.26	$109.86	$ 76.70
S&P 500	—●—	100.00	128.55	155.60	141.42	124.63	96.95
Peer Group	—▲—	100.00	108.83	110.79	124.25	124.77	114.01

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The following table shows compensation paid by the Corporation for the last three fiscal years to the Named Executive Officers.

Summary Compensation Table

Name and Principal Position(1)	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation ($)(6)(7)
		Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Award(s) ($)(4)(5)	Securities Underlying Options (#)	
Charles K. Gifford Chairman and Chief Executive Officer	2002	$992,200	$ 0	$83,331	$ 0	300,000	$ 189,957
	2001	992,200	2,250,000	—	0	304,169(8)	227,538
	2000	992,200	4,500,000	—	0	300,000	373,705
Eugene M. McQuade President and Chief Operating Officer	2002	600,000	0	—	0	200,000	220,303
	2001	600,000	1,750,000	—	0	200,000	348,113
	2000	525,000	2,500,000	—	1,784,500	175,000	431,596
H. Jay Sarles Vice Chairman and Chief Administrative Officer	2002	700,000	0	55,254	0	200,000	337,207
	2001	700,000	1,800,000	53,066	0	200,000	429,946
	2000	700,000	3,000,000	—	0	200,000	511,700
Robert C. Lamb, Jr. Executive Vice President and Chief Financial Officer	2002	20,192	1,250,000	—	640,750	100,000	0
T. Joseph Semrod Retired Vice Chairman	2002	925,000	1,600,000	88,324	0	0	61,350
	2001	753,046	1,600,000	82,642	8,200,000	300,000	5,962,530(9)
Bradford H. Warner Executive Vice President	2002	525,000	700,000	—	0	177,437(8)	32,479
	2001	525,000	1,050,000	—	0	126,596(8)	12,644
	2000	514,904	1,500,000	—	0	125,000	12,684
Douglas L. Jacobs Executive Vice President and Treasurer	2002	290,000	1,000,000	—	646,200	80,000	17,887

(1) Mr. Gifford served as President and Chief Executive Officer of the Corporation through December 2002, after which he became Chairman and Chief Executive Officer. Mr. McQuade served as Vice Chairman and Chief Financial Officer through December 2002, after which he became President and Chief Operating Officer. Mr. Sarles served as Vice Chairman, Wholesale Banking, through December 2002, after which he became Vice Chairman and Chief Administrative Officer. Mr. Semrod joined the Corporation in March 2001 coincident with the acquisition of Summit by the Corporation. The 2001 amounts for Mr. Semrod do not reflect amounts associated with his position at Summit prior to the Summit acquisition. Mr. Semrod retired as an executive officer on March 1, 2003. Mr. Lamb became Executive Vice President and Chief Financial Officer of the Corporation in December 2002. Mr. Warner served as Vice Chairman, Consumer Financial Services, until December 2002, after which he became Executive Vice President. Mr. Jacobs became an executive officer in April 2002.

(2) For 2002 and 2001, the Corporation paid a portion of the total annual bonus award in shares of the Corporation's Common Stock. Any individual, including the Named Executive Officers (with the exception of Mr. Semrod), who was awarded a performance-based annual bonus of at least $200,000 for 2002, or $100,000 for 2001, received up to 50% of the annual bonus in the form of time-vested restricted stock, further aligning the executive's interests with those of stockholders. These shares vested or will vest in installments of one-third on each of the first, second and third anniversaries of the grant date. The value of these shares is included in the bonus totals shown above, and not in the "Restricted Stock Award(s)" column of the table. Mr. Semrod received 100% of his 2001 and 2002 bonus in cash, as required by his employment agreement.

(3) The amounts shown for Mr. Gifford in 2002 include $49,822 related to use of corporate aircraft and $23,628 related to tax preparation and financial planning services. The amounts shown for Mr. Sarles in 2002 and 2001 include $38,578 and $40,366, respectively, related to tax preparation and financial planning services. The amounts shown for Mr. Semrod in 2002 include $34,939 and $51,137 related to tax preparation and club dues, respectively; the amounts shown for him in 2001 include $30,317 and $52,425 related to tax preparation and club dues, respectively.

(4) The values shown in the table are based on the closing price of Common Stock on the date of each grant, rather than the December 31, 2002 closing price.

(5) In October 1999, the Corporation awarded shares of performance-based restricted stock to Messrs. Gifford (300,000 shares), McQuade (125,000 shares), Sarles (240,000 shares) and Warner (100,000 shares) under the 1996 Long-Term Incentive Plan. The lapsing of the performance-based restrictions was dependent on the achievement of certain targets related to ROA, ROE or cost savings. In December 2000, the Human Resources Committee determined that the Corporation had met the final cost savings target and the performance-based restrictions on all shares lapsed, subject to the executives remaining employed through the end of the applicable restricted periods and to any provisions in their restricted stock agreements that may provide for earlier vesting in certain circumstances. Five-sixths vested in prior years and the remaining one-sixth vested following the end of the

restricted period on December 31, 2002. In December 2000, the Corporation awarded 50,000 shares of time-vested restricted stock to Mr. McQuade, which vested or will vest in installments of one-third on each of the first, second and third anniversaries of the grant date. In December 2002, Mr. Lamb was awarded 25,000 shares of time-vested restricted stock, which will vest in equal installments on January 2, 2005 and January 2, 2006. In October 2002, Mr. Jacobs was awarded 30,000 shares of time-vested restricted stock, which will also vest in equal installments on January 2, 2005 and January 2, 2006. Mr. Semrod was awarded 200,000 shares of time-vested restricted stock on March 1, 2001 in accordance with the terms of his employment agreement, which became fully vested on March 1, 2003.

The number of shares and 2002 year-end value of all restricted stock held by the Named Executive Officers are: Mr. Gifford, 85,178 shares and $2,069,825; Mr. McQuade, 64,862 shares and $1,576,147; Mr. Sarles, 68,142 shares and $1,655,851; Mr. Lamb, 25,000 shares and $607,500; Mr. Semrod, 200,000 shares and $4,860,000; Mr. Warner, 33,084 shares and $803,941; and Mr. Jacobs, 41,727 shares and $1,013,966. The 2002 year-end values are based on the December 31, 2002 closing price of Common Stock ($24.30). Dividends are paid on restricted stock if, and to the extent, dividends are paid on Common Stock generally. If a change in control of the Corporation were to occur, the restricted stock would immediately vest in full. These totals include time-vested restricted shares received by the Named Executive Officers in 2002 in lieu of a portion of their annual bonuses for 2001. See footnote 2 above.

The table does not reflect Performance Restricted Stock Units granted on February 18, 2003 to certain of the Named Executive Officers. The number of units and value of those units (based on the closing price of Common Stock on the grant date) are as follows: Mr. Gifford, 150,000 units and $3,783,000; Mr. McQuade, 125,000 units and $3,152,500; Mr. Sarles, 125,000 units and $3,152,500; Mr. Lamb, 75,000 units and $1,891,500; and Mr. Warner, 75,000 units and $1,891,500. These units will vest if the Corporation attains aggressive financial targets for 2004 and 2005. For a more detailed description of these units, see *"Human Resources Committee Report on Executive Compensation — Long-Term Stock Incentive."*

(6) The 2002 amounts for the Named Executive Officers include: (a) contributions by the Corporation under the Corporation's Savings Plan, and any amounts accrued under the Corporation's Executive Supplemental Plan: Mr. Gifford, $59,540; Mr. McQuade, $36,010; Mr. Sarles, $41,990; Mr. Semrod, $11,000; Mr. Warner, $26,260; and Mr. Jacobs, $11,000, (b) executive term life insurance premiums paid by the Corporation on behalf of the Named Executive Officers as follows: Mr. Gifford, $33,147; Mr. McQuade, $11,923; Mr. Sarles, $19,858; Mr. Semrod, $50,350; Mr. Warner, $1,499; and Mr. Jacobs, $6,887 and (c) excess interest on deferred compensation: Mr. Gifford, $97,270; Mr. McQuade, $172,370; Mr. Sarles, $275,359; and Mr. Warner, $4,720.

(7) In 2001 and 2000, certain executive officers of the Corporation, as well as other employees, were able to invest up to $80,000 on an after-tax basis in a pool of investments, which became available to the Corporation primarily through the activities of one of the Corporation's subsidiaries; this opportunity was not available in 2002. The investment was in the form of an interest in a limited partnership in which the general partner was a subsidiary of the Corporation. The plan permitted the Corporation to make preferred equity capital contributions to the partnership in a multiple of the amounts invested by the employee participants. As disclosed in the Corporation's 2002 proxy statement, a portion of the amount invested in the plan by plan participants and the Corporation in 2001 was returned to them because of certain limitations imposed by the coinvestment partnership. The 2001 totals for Messrs. Gifford, McQuade and Sarles (the only Named Executive Officers who chose to invest in the plan during that year) have been adjusted to reflect the return to the Corporation of approximately 50% of the Corporation's contributions.

(8) Includes "reload" option grants. See footnote 4 to the *"Option Grants in 2002"* table.

(9) Includes a payment of $5,870,400 to which Mr. Semrod was entitled under the Summit Severance Plans described below. See *"Change in Control and Employment Agreements — Employment Agreements."*

Option Grants in 2002

The following table contains information concerning the grant of stock options made during the fiscal year ended December 31, 2002 to the Named Executive Officers.

| | | Individual Grants | | | |
Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in 2002(2)	Exercise Price ($/sh)	Expiration Date	Grant Date Present Value ($)(3)
Charles K. Gifford	300,000	2.02%	$21.25	10/14/12	$1,194,000
Eugene M. McQuade	200,000	1.34	21.25	10/14/12	796,000
H. Jay Sarles	200,000	1.34	21.25	10/14/12	796,000
Robert C. Lamb, Jr.	100,000	0.67	25.63	12/15/12	539,000
T. Joseph Semrod	0	—	—	—	—
Bradford H. Warner	125,000	0.84	21.25	10/14/12	497,500
	7,565(4)	0.05	35.98	2/27/02	9,002
	8,835(4)	0.06	20.79	2/25/03	10,425
	18,406(4)	0.12	20.79	1/27/04	32,395
	17,631(4)	0.12	20.79	1/26/05	37,554
Douglas L. Jacobs	80,000	0.54	21.25	10/14/12	318,400

(1) Stock options were granted on October 15, 2002 to Messrs. Gifford, McQuade, Sarles, Warner and Jacobs under the 1996 Long-Term Incentive Plan. Mr. Lamb was granted stock options on December 16, 2002. The options first become exercisable in annual 25% installments, beginning one year from the grant date, and have a 10-year term. If a change in control of the Corporation were to occur, the options would become immediately exercisable in full. These options are transferable to immediate family members and to trusts, partnerships, limited liability companies and other entities for the benefit of immediate family members.

(2) The percentages shown in the table for the stock options granted in 2002 are based on a total of 14,870,692 stock options granted in 2002 to employees of the Corporation.

(3) The grant date present values shown in the table for the stock options are determined using the Black-Scholes option pricing model and vary based on grant date. The Black-Scholes present values for new option grants for the Named Executive Officers were: $3.98 per option for the October 15, 2002 grant to Messrs. Gifford, McQuade, Sarles, Warner and Jacobs and $5.39 per option for the December 16, 2002 grant to Mr. Lamb. Mr. Warner also had several reload option grants ("reload" option grants are described in footnote 4 below) with values per option of $1.19 on January 2, 2002, $1.18 on July 30, 2002, $1.76 on July 30, 2002 and $2.13 on July 30, 2002. The assumptions used in calculating the Black-Scholes present value per option for new option grants on October 15, 2002 were as follows: (a) a risk-free interest rate of 3.05% (based on the yield on a U.S. Treasury security with a maturity approximating the expected life of the options), (b) a dividend yield of 6.6%, (c) volatility of the Common Stock of 37% (based on the daily Common Stock price for the five years prior to the option grant) and (d) an average option term of four and one half years (representing the average historical period of time from grant date to exercise). With respect to Mr. Warner's reload grants and Mr. Lamb's grant:

	Risk-Free Rate	Dividend Yield	Volatility	Average Option Term
January 2, 2002, 7,565 share grant	1.69%	3.9%	33%	less than 1 month
July 30, 2002, 8,835 share grant	1.23	6.7	33	less than 3 months
July 30, 2002, 18,406 share grant	1.49	6.7	33	less than 8 months
July 30, 2002, 17,631 share grant	1.49	6.7	33	one year
December 16, 2002, 100,000 share grant	3.09	5.5	37	4.5 years

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Corporation's employee stock options. The amount realized from the exercise of an employee stock option ultimately depends on the market value of the Common Stock on the date of exercise.

(4) This grant represents a reload option grant under the 1996 Long-Term Incentive Plan. Options granted prior to the BankBoston merger under this plan have a replenishment provision that provides for a "reload" option grant if an optionee uses previously acquired shares of the Corporation's Common Stock to pay the exercise price of a stock option. The reload option granted will

equal the number of whole shares tendered, and the new exercise price will be the fair market value of the Corporation's Common Stock on the date the underlying stock option is exercised. The new option will be fully exercisable upon grant and will have the same expiration date as the original option.

Aggregated Option Exercises in 2002 and Year-End Option Values

The following table contains information for the Named Executive Officers concerning the exercise of options during the fiscal year ended December 31, 2002 and unexercised options held as of the end of the 2002 fiscal year.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year-end (#)		Value of Unexercised In-the-Money Options at Year-end ($) (1) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles K. Gifford	0	$ —	1,533,398	600,000	$ 0	$915,000
Eugene M. McQuade.....	0	—	920,970	391,666	1,145,377	610,000
H. Jay Sarles............	0	—	1,035,000	400,000	1,735,500	610,000
Robert C. Lamb, Jr.	0	—	0	100,000	0	0
T. Joseph Semrod........	0	—	903,465	300,000	2,288,727	0
Bradford H. Warner	115,122	1,677,585	631,960	250,000	450,965	381,250
Douglas L. Jacobs	0	—	209,333	136,667	42,000	244,000

(1) Values are based on the fair market value of the Common Stock on December 31, 2002 ($24.30), minus the grant price.

(2) The value of unexercised stock options at December 31, 2002 is presented to comply with SEC regulations. The actual amount realized upon any exercise of stock options will depend upon the excess of the fair market value of the Common Stock over the grant price at the time the stock option is exercised. There is no assurance that the values of unexercised stock options reflected in this table will be realized.

Retirement Benefits

The following table shows the estimated annual pension benefits payable at normal retirement to a participant in certain of the Corporation's qualified and nonqualified defined benefit plans.

Pension Table [1]

Final Average Compensation	5 Years' Service	10 Years' Service	20 Years' Service	25 Years' Service	30 Years' Service
$1,000,000	98,521	197,042	394,083	492,604	591,125
1,500,000	148,521	297,042	594,083	742,604	891,125
2,000,000	198,521	397,042	794,083	992,604	1,191,125
2,500,000	248,521	497,042	994,083	1,242,604	1,491,125
3,000,000	298,521	597,042	1,194,083	1,492,604	1,791,125
3,500,000	348,521	697,042	1,394,083	1,742,604	2,091,125
4,000,000	398,521	797,042	1,594,083	1,992,604	2,391,125
4,500,000	448,521	897,042	1,794,083	2,242,604	2,691,125

(1) The table sets forth the combined benefits as of December 31, 2002 payable under the Corporation's qualified pension plan, Retirement Income Assurance Plan and Supplemental Executive Retirement Plan (collectively, the "Corporation's Pension Plan").

A participant's "Final Average Compensation" means the average annual compensation paid during the 60 consecutive calendar months in the last 120 calendar months of a participant's employment in which the sum of the participant's salary, plus bonuses paid by the Corporation after 1993, was the highest.

The table describes the annual benefit payable as a single life annuity beginning at age 65. The benefits shown in the table are not subject to any deduction for Social Security or other offset amounts. In general, the annual benefit at age 65 is calculated as the sum of 1.25% of Final Average Compensation up to the

Integration Level (as specified below) and 2% of Final Average Compensation in excess of the Integration Level, for each year of service up to 30. For 2002, the Integration Level equaled $39,444. The Integration Level will increase in future years based on the maximum amount of wages subject to Social Security taxes.

The "salary" and "bonus" used to determine a participant's Final Average Compensation are the same as the "Salary" and "Bonus" reported in the Summary Compensation Table. For purposes of the Corporation's Pension Plan, the years of service as of December 31, 2002, were: Mr. Gifford, 30 years; Mr. McQuade, 11 years; Mr. Sarles, 30 years; and Mr. Warner, 3 years.

The retirement benefits applicable to Messrs. Gifford, Semrod and Warner are governed by the terms of their employment agreements, described in the section *"Change in Control and Employment Agreements"* below. The employment agreement for Mr. Gifford provides that he will continue to participate in BankBoston's supplemental retirement plans, or any successor to those plans, or if more favorable to him, in the Corporation's supplemental retirement plans, with credit under the applicable plan for his years of service with BankBoston. As of December 31, 2002, Mr. Gifford had 36 years of service. As of that date, Mr. Gifford's estimated annual pension benefit would be determined under the Corporation's Pension Plan.

The employment agreement for Mr. Semrod provides that he will continue to participate in the Corporation's supplemental retirement plans or any successor to or substitute for those plans, with credit for his years of service with Summit (including years of service credited by Summit), subject to a specified aggregate retirement benefit. As of December 31, 2002, Mr. Semrod would be entitled to receive an aggregate annual retirement benefit of $1.5 million, as set forth in his employment agreement.

Under his employment agreement, Mr. Warner became a participant in the Corporation's Pension Plan as of January 1, 2000, except that he is not entitled to receive service credit for purposes of the Corporation's Pension Plan for his service with BankBoston. Further, his employment agreement provides that, as of any given date, the benefits payable to Mr. Warner under the Corporation's Pension Plan shall be no less than the aggregate benefits he would have been entitled to receive had he continued to participate in the BankBoston supplemental retirement plans until such date. For purposes of the BankBoston supplemental retirement plans, Mr. Warner had 27 years of service as of December 31, 2002. As of December 31, 2002, Mr. Warner would be entitled to receive the benefits determined under the Corporation's Pension Plan.

The Pension Table does not show the estimated retirement benefits of Messrs. Lamb and Jacobs. Pursuant to his employment agreement, Mr. Lamb became a participant in the Corporation's Pension Plan on January 1, 2003. Under the terms of the Corporation's Pension Plan, Mr. Lamb, like other similarly-situated employees who have previously worked for the Corporation, receives credit for his years of prior service. Based on 14.33 years of service, his estimated annual retirement benefit payable as a single life annuity at age 65 is $97,499 as of December 31, 2002. If Mr. Lamb's employment is terminated following a change in control of the Corporation, but before he has earned a performance-based bonus award for 2003, the bonus award to be used in calculating his pension benefit under the Corporation's Pension Plan would be $750,000.

Mr. Jacobs' estimated retirement benefits are calculated in accordance with the Corporation's qualified pension plan and the Retirement Income Assurance Plan only. As of December 31, 2002, Mr. Jacobs would be entitled to receive an estimated annual retirement benefit payable as a single life annuity at age 65 in the amount of $29,256, based on final average compensation of $208,477 and 8.33 years of service for purposes of calculating his retirement benefits.

Supplemental Death Benefit

Under an executive life insurance plan adopted by BankBoston's lead bank in the 1980s, certain of its then senior executives were provided with post-retirement death benefits of up to $1,000,000, increased for tax liability. In order to receive this full supplemental benefit, an executive must have 10 years of service and retire after age 62. The benefit is reduced by 10% if retirement occurs at age 61, and by 20% at age 60. Mr. Gifford is eligible to receive this benefit.

Change in Control and Employment Agreements

Change in Control Agreements. Change in control agreements are in effect between the Corporation and each of the Named Executive Officers, with the exception of Mr. Semrod, who entered into an employment agreement with the Corporation at the time of the Corporation's acquisition of Summit. The agreements are intended to encourage the executives to carry on their duties in the event of a change in control of the Corporation. Under the terms of these agreements, if termination of an executive's employment occurs within the two-year period following a change in control of the Corporation and such termination is by the Corporation (or its successor) other than for "cause" or by the executive for "good reason" (each as defined in the agreement), each executive will be entitled to receive, among other things: (i) the executive's accrued salary; (ii) a pro rata portion of his "highest annual bonus" (as defined in the agreement); and (iii) an amount equal to the sum of annual base salary and highest annual bonus multiplied by three, in the case of Messrs. Gifford, McQuade, Sarles, Lamb and Warner, and two, in the case of Mr. Jacobs. A change in control agreement confers no benefits prior to a change in control. In the event that any payment received by an executive in connection with a change in control is subject to the excise tax imposed upon certain change in control payments under federal tax laws, the agreements provide for an additional payment sufficient to restore the executive to the same after-tax position he would have been in if the excise tax had not been imposed. However, if, after receiving the full change in control payment and excise tax payment, the Named Executive Officer would not receive a net after-tax benefit of at least $50,000, then no additional payment will be made with respect to the excise tax. In that case, the change in control payment under the agreement will be reduced to any amount necessary to prevent the application of the excise tax. Any change in control benefits payable to Messrs. Gifford or Warner would be offset by certain payments under their employment agreements. Mr. Lamb's change in control agreement provides that, if his employment is terminated following a change in control of the Corporation, but before he has been paid three annual performance-based bonus awards under the Corporation's bonus plan, his bonus for purposes

of calculating his severance benefits would be at least $750,000.

Employment Agreements. Except as described below, the material terms of Mr. Gifford's 1999 employment agreement expired effective as of January 1, 2003. During 2002, Mr. Gifford's employment agreement required that his base salary be at least equal to the base salary of Mr. Murray when Mr. Murray was Chairman of the Corporation, and also set requirements for Mr. Gifford's bonus and equity awards, as well as his participation in employee and fringe benefits. As described on page 18 above, Mr. Gifford did not receive a bonus for 2002.

Mr. Gifford's employment agreement continues to provide that he is entitled to an annual defined benefit retirement income (the "SERP benefit") upon his termination of employment. The SERP benefit will not be less than $1.25 million, reduced by any other qualified and nonqualified defined benefit retirement income, but will not be reduced for early retirement. The SERP benefit also provides for an annual defined benefit retirement income payable to Mr. Gifford's surviving spouse, during her lifetime, equal to 75% of such amount.

The material terms of Mr. Warner's 1999 employment agreement also expired effective as of January 1, 2003, except as described below. During 2002, Mr. Warner's employment agreement required that his base salary be at least equal to $525,000 and also set requirements for Mr. Warner's participation in employee and fringe benefits. Mr. Warner will continue to be entitled to receive upon his retirement the retirement benefit payable to him in accordance with the Corporation's Pension Plan in effect as of his retirement date (with no credit for his service with BankBoston), or, if greater, the retirement benefit that he would have been eligible to receive under the BankBoston supplemental retirement plans as existing at the time he entered into the employment agreement if he had continued to be a participant in such plans until his retirement date.

Mr. Gifford's and Mr. Warner's employment agreements continue to provide for certain benefits payable upon termination of employment. Each is entitled to receive an amount designed to approximate the benefits he would have been entitled to receive under his pre-existing change in control agreement with BankBoston. This amount is based on the executive's salary and bonus immediately prior to the merger and consists of three times the sum of his annual salary and highest annual bonus for the three years preceding the merger, the cost of providing life, disability, accident and health insurance benefits for three years, and service credit accruing for three years under certain benefit and retirement plans, plus compound interest from the merger date at an annual rate equal to the prime rate in effect from time to time, subject to a 10% limit. Messrs. Gifford and Warner consented to amend their respective employment agreements, effective as of October 1, 2002, to reduce the crediting rate to the prior month One-Year Constant Maturity Treasury rate as determined each month by the Federal Reserve, subject to a 10% limit.

If any payments received under the agreements are subject to the excise tax imposed under Section 4999 of the Code, each agreement provides for an additional payment to the executive to restore him to the same after-tax position he would have been in had the excise tax not been imposed. However, if those payments, including additional amounts payable due to the excise tax, do not exceed 110% of the greatest amount that could be paid without giving rise to the excise tax, no additional payment will be made with respect to the excise tax. In that case, the payments otherwise due to the executive will be reduced to an amount necessary to prevent the application of the excise tax.

Under the terms of his employment agreement, Mr. Lamb's annual base salary is $525,000. In addition, he received a hiring bonus of $500,000, which was deferred into the Corporation's Executive Deferred Compensation Plan and will earn interest at varying interest rates set forth in his employment agreement, and a 2002 bonus of $750,000, 50% of which was paid in cash and 50% of which was paid in restricted shares of the Corporation's Common Stock. If Mr. Lamb's employment is involuntarily terminated by the Corporation, other than for cause, he is entitled to receive one year of salary continuation and a pro rated bonus for the year of termination. In addition, as noted above under *"Retirement Benefits,"* if Mr. Lamb's employment is terminated following a change in control of the Corporation, but before he has earned a

performance-based bonus award for 2003, the bonus award to be used in calculating his pension benefit under the Corporation's Pension Plan would be $750,000.

Pursuant to his employment agreement, Mr. Lamb was granted upon commencement of his employment a nonqualified option to purchase 100,000 shares of Common Stock. The option will vest in four equal annual installments, beginning on the first anniversary of the grant date. He also was granted 25,000 restricted shares of the Corporation's Common Stock. Restrictions on these shares will lapse in equal installments on each of January 2, 2005 and January 2, 2006. The vesting of the option and the lapsing of the restrictions on the restricted shares each are subject to Mr. Lamb's continued employment by the Corporation and other terms and provisions of the underlying agreements. Mr. Lamb is entitled, under the terms of his agreement, to participate in the Corporation's medical, dental and other employee and fringe benefits consistent with the benefits made available to similarly-situated executives.

Mr. Semrod retired from the Corporation on March 1, 2003. In accordance with the terms of his employment agreement, he received a lump sum payment of $5,870,400 in March 2001, which represents the payments to which he was entitled under his termination agreement entered into with Summit and the Summit Executive Severance Plan (the "Summit Severance Plans"). Mr. Semrod will continue to participate in the Corporation's medical, dental and other employee benefit programs for one year following his retirement. Mr. Semrod also participated in those programs during 2002. Additionally, Mr. Semrod is entitled to receive one year of certain perquisites following his retirement and retiree medical benefits for the remainder of his and his spouse's lives on a basis no less favorable than the medical benefits provided to them immediately prior to his retirement.

Pursuant to his employment agreement, Mr. Semrod was granted upon the consummation of the Summit merger, a nonqualified option to purchase 300,000 shares of Common Stock. The shares subject to the option grant are currently exercisable in full and will remain exercisable for a period of ten years from the date of grant.

The employment agreement for Mr. Semrod also provides that he is entitled to an annual defined benefit retirement income (the "Retirement Benefit") upon his retirement. The Retirement Benefit will be $1.5 million, reduced by any other qualified and nonqualified defined benefit retirement income, but will not be reduced for early retirement. Mr. Semrod may elect to take the actuarial equivalent of the Retirement Benefit based on elections currently available to him.

If any payments received under Mr. Semrod's employment agreement are subjected to the excise tax imposed under Section 4999 of the Code, the agreement provides for an additional payment to Mr. Semrod to restore him to the same after-tax position which he would have been in if the excise tax had not been imposed. However, if the payments received by Mr. Semrod under his employment agreement can be reduced by up to $50,000 to avoid the imposition of the excise tax, then those payments will be reduced to an amount necessary to prevent the application of the tax.

OTHER INFORMATION RELATING TO DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

Indebtedness and Other Transactions

The banking subsidiaries of the Corporation have had transactions in the ordinary course of business, including borrowings, with certain Directors and executive officers of the Corporation and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collection or present other unfavorable features. In addition, the following transactions with the Corporation or one of its subsidiaries were outstanding or proposed in 2002:

In 1982, a subsidiary of the Corporation became a partner in several partnerships (the "Gilbane Providence Partnerships") with certain other parties, including subsidiaries of Gilbane, Inc. ("Gilbane"), to construct and manage the Fleet Center in Providence, Rhode Island (the "Providence Fleet Center"), to rehabilitate an adjacent structure and to construct and manage an adjacent parking garage on land that is leased from the Bank. Mr. Choquette is President and Chief Executive Officer of Gilbane. The Corporation and Gilbane have 46.55% and 36.75% partnership interests, respectively, in the partnership that developed the Providence Fleet Center.

In February 2003, the Corporation entered into an agreement with a subsidiary of Gilbane to sell two commercial properties that it owns in Providence (not including the buildings owned by the Gilbane Providence Partnerships) to a subsidiary of Gilbane for a purchase price of approximately $48 million. As part of the sale, the Corporation will lease back a portion of the space in both of the buildings from Gilbane for an initial annual rental of approximately $2.7 million.

In 1992, Fleet Real Estate, Inc. provided permanent mortgage financing to the Gilbane Providence Partnerships in the amount of $52 million, secured by a first mortgage on such properties. As of December 31, 2002, the amount remaining unpaid under the loan was $46,839,017 (the highest amount outstanding since January 1, 2002 having been $47,826,070). The loan presently carries an interest rate of 8.24% plus a contingent interest feature. The Corporation and the Bank have leased space in the Providence Fleet Center for a total annual rental of $2,676,595.

In 1972, a subsidiary of the Corporation entered into certain partnerships with a subsidiary of Gilbane for the purpose of developing a shopping center and a residential apartment project in Narragansett, Rhode Island. The Corporation's and Gilbane's interests in each such partnership are equal.

A subsidiary of the Corporation is an investor in a limited partnership (the "Partnership") that invests principally in targeted businesses in the financial services industry. Mr. Alvord is a majority equity owner of the limited liability company that serves as the general partner of the Partnership. The Corporation's subsidiary has committed to invest up to $10 million, as a limited partner participant, and, as of year-end 2002, $7.2 million was invested.

A subsidiary of the Corporation has leased office space in a building from The Picotte Companies for a total annual rental of $149,732. Mr. Picotte is the President and Chief Executive Officer of The Picotte Companies.

As previously disclosed by the Corporation, the Corporation entered into an agreement with Henrique C. Meirelles, then a Director and President of Global Banking and Financial Services of the Corporation, in connection with his relocation from Massachusetts to New York in 2000. Under that agreement, Mr. Meirelles borrowed $4.5 million from the Corporation to purchase a residence in New York. As a result of Mr. Meirelles terminating his employment with the Corporation in August 2002, the loan became due within one year following his termination. In November 2002, Mr. Meirelles repaid the loan in full, with interest from his termination date. Pursuant to that agreement, Mr. Meirelles was reimbursed $342,288, representing the difference between the net sale price of the property and the purchase price.

Under the terms of a 1999 employment agreement between Mr. Meirelles and the Corporation, the Corporation provided Mr. Meirelles and his family with personal security while they were in Brazil. Under the employment agreement, this requirement would have continued until August 2004. However, in January 2003, Mr. Meirelles and the Corporation agreed that the Corporation would pay Mr. Meirelles approximately $1.2 million in lieu of continuing to provide such security, which was equal to the amount that the Corporation would have been required to expend to provide such services for the remainder of the period through August 2004.

Compensation Committee Interlocks and Insider Participation

Messrs. Countryman, Collins, Kavner, May and Ryan served as members of the Human Resources Committee during 2002. None of these individuals had any transactions or relationships with the Corporation in 2002 requiring specific disclosure under SEC rules.

During 2002, there were no "interlocking" or cross-board memberships that are reportable under SEC rules, except for the following:

- Mr. Murray served on the Board of Directors, but not on the Management Planning and Development Committee (which oversees executive compensation) of CVS Corporation throughout 2002. During that time, Mr. Ryan, Chairman, President and Chief Executive Officer of CVS Corporation, served on the Corporation's Board and the Human Resources Committee.

- Mr. Gifford served on the Board of Directors, but not on the Compensation Committee, of NSTAR throughout 2002. During that time, Mr. May, Chairman and Chief Executive Officer of NSTAR, served on the Corporation's Board and the Human Resources Committee.

SEC Beneficial Ownership Reporting Compliance

The executive officers and Directors of the Corporation and any person who owns more than 10% of a registered class of the Corporation's equity securities, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership of the Corporation's stock with the SEC and the NYSE and to furnish the Corporation with copies of all Section 16(a) forms they file.

Based solely on our review of copies of reports we have received, or written representations from certain reporting persons, the Corporation believes that, during 2002, its executive officers and Directors complied with all Section 16(a) filing requirements applicable to them, with the exception of Mr. Ryan who filed a late Form 4 with the SEC reporting a purchase of shares of the Corporation's Common Stock.

AUDIT COMMITTEE REPORT

The Audit Committee is composed solely of five independent members of the Board who, as described more fully in the Audit Committee charter, oversee, among other things, the integrity of the Corporation's financial statements, the Corporation's compliance with legal and regulatory requirements and the independent accountant's appointments, qualifications, independence and performance. The Audit Committee assists the Board in its oversight of the Corporation's financial reporting process. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements, the Corporation's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent accountants are responsible for auditing the Corporation's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The independent accountants report directly to the Audit Committee. Additional responsibilities that are handled by the Audit Committee are set forth under *"Certain Information Regarding the Board of Directors — Meetings and Committees"* on pages 12 to 13 of this Proxy Statement.

The Audit Committee has prepared the following report for inclusion in this Proxy Statement:

In furtherance of its responsibilities and in the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements of the Corporation contained in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 with the Corporation's management and with PricewaterhouseCoopers LLP ("PwC"), which serves as the Corporation's independent accountants.

The Audit Committee has also discussed with PwC the matters required to be discussed by the Statement of Auditing Standards 61, *Communication with Audit Committees*, as amended. SAS 61 includes, among other things, the methods used to account for any significant non-routine transactions and the effect of significant accounting policies.

The Audit Committee has received the written report, disclosure and letter from PwC required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committee*. The Audit Committee has reviewed, evaluated and discussed the written report and PwC's independence from the Corporation with PwC and management. As noted under *"Ratification of the Selection of the Corporation's Independent Accountants"* on page 30 of this Proxy Statement, the Audit Committee has also considered whether the provision of certain non-audit services is compatible with maintaining PwC's independence.

Based on the foregoing review and discussions and relying thereon, the Audit Committee has recommended to the Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 and be filed with the SEC.

Submitted by the members of the Audit Committee.

William Barnet, III (Chairman)　　　　　Donald F. McHenry
Kim B. Clark　　　　　　　　　　　　Michael B. Picotte
T.J. Dermot Dunphy

February 18, 2003

RATIFICATION OF THE SELECTION OF THE
CORPORATION'S INDEPENDENT ACCOUNTANTS

The Audit Committee has approved, and the Board has ratified, the selection of the firm of PricewaterhouseCoopers LLP ("PwC") to be the Corporation's independent accountants for 2003, subject to ratification by the stockholders. During 2002, PwC served as independent accountants of the Corporation and its subsidiaries and performed other appropriate services. PwC has advised the Corporation that they are independent, within the meaning of the rules and guidelines of the SEC, the American Institute of Certified Public Accountants, and the Independence Standards Board.

Audit Fees. The aggregate fees billed by PwC for professional services rendered for the audit of the Corporation's annual financial statements for the year 2002 and the reviews of the financial statements included in the Corporation's Forms 10-Q for the year 2002 were $6.5 million, compared to $5.7 million for 2001.

Audit-Related Fees. PwC billed $4 million in audit-related fees for 2002. For 2001, audit-related fees were $3.7 million. Audit-related fees were primarily for the following services: (i) domestic and international control and attestation reports, (ii) common trust fund financial statement audits, and (iii) principal investing financial statement audits.

Tax Fees. The aggregate fees billed by PwC for tax services were $4.3 million for 2002, compared to $5.1 million for 2001. Those fees were for tax compliance services, tax consultations and tax planning services.

All Other Fees. The aggregate fees billed by PwC for the year 2002 for services other than those described above were $8.3 million, compared to $27.3 million in 2001. $8.1 million of the $8.3 million of other fees for 2002 was related to the completion of projects commenced prior to 2002. PwC sold its systems consulting unit to IBM on October 2, 2002. Prior to the sale, this former PwC unit performed systems consulting projects totaling $8.1 million in 2002 and $23.2 million in 2001. PwC sold its pension processing unit to Mellon Financial on January 4, 2002. Prior to the sale, this former unit of PwC performed pension processing services totaling $3.4 million in 2001.

In addition to pre-approving audit and audit-related services for 2003, the Committee has pre-approved certain non-audit services (primarily tax compliance services) that will be performed by the Corporation's independent accountants during 2003. None of these services constitutes a prohibited activity for a company's independent accountants under Sarbanes-Oxley or related SEC regulations.

The Audit Committee has considered whether the provision of the services included above in *All Other Fees* is compatible with maintaining PwC's independence. Representatives of PwC are expected to be present at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they so desire. Should the selection of PwC as independent accountants of the Corporation not be ratified by the stockholders, the Audit Committee and the Board will reconsider the matter.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE SELECTION OF THE FIRM OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT ACCOUNTANTS FOR THE CORPORATION IN 2003.

STOCKHOLDER PROPOSAL

A stockholder has informed the Corporation that she intends to present the following proposal for action at the Annual Meeting. *(The name, address and the number of shares of Common Stock held by the stockholder whose proposal is reflected below will be provided by the Corporation, orally or in writing as requested, promptly upon the receipt of any request therefor.)*

Proposal: RESOLVED: That the stockholders of FleetBoston Financial recommend that the Board take the necessary steps so that future outside directors shall not serve for more than six years.

The statement submitted in support of this stockholder proposal is as follows: The President of the U.S.A. has a term limit, so do Governors of many states. Newer directors may bring in fresh outlooks and different approaches with benefits to all shareholders. No director should be able to feel that his or her directorship is until retirement. Last year the owners of 42,783,830 shares, representing approximately 6.1% of shares voting, voted FOR my proposal. If you AGREE, please mark your proxy FOR this resolution.

THE BOARD RECOMMENDS A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.

This proposal was presented to stockholders at the last two years' annual meetings and was overwhelmingly rejected by stockholders each time. As was the case in past years, the Board of Directors believes that adoption of this proposal is not in the best interests of the Corporation or its stockholders. The responsibilities imposed on corporate directors differ from those imposed on public office holders. The Corporation does business in a highly competitive industry and operates in a complex regulatory environment. Experienced Directors provide significant value to the Corporation and its stockholders through their understanding of that industry and environment, as well as through their familiarity with the Corporation's operations and long-term strategies. In addition, the current composition of the Board reflects the complex merger history of the Corporation, with more than two-thirds of the outside directors having joined the Board in connection with mergers. These Directors have brought to the Corporation the fresh outlooks and different approaches sought by the proposal, including a valuable understanding of the rich history of those institutions and their communities.

Contrary to the suggestion in the proposal, the Corporation's Directors are not guaranteed a position until retirement. Each year, the terms of one-third of the Directors expire. Those individuals must be recommended for renomination by the Corporation's Board Governance and Nominating Committee, be renominated by the Board and be presented to the stockholders for election in order to continue to serve on the Board. In addition, as noted in the Committee descriptions on pages 12 to 14 of this Proxy Statement, the Board's composition, Director qualifications and the Board's effectiveness are subject to periodic review by the Board Governance and Nominating Committee. These practices help the Corporation maintain a balanced Board where individuals with diverse backgrounds and experience work together to meet the needs of the Corporation. The Board believes that the accelerated and arbitrary turnover of Directors that would result from the term limits set forth in the proposal could be disruptive to the smooth functioning of the Board and the Corporation.

FOR THE FOREGOING REASONS, THE BOARD RECOMMENDS A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.



SUBMISSION OF STOCKHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING OF STOCKHOLDERS

Under the SEC's proxy rules, the deadline for the Corporation to receive any stockholder proposals for inclusion in the proxy statement for the Corporation's 2004 Annual Meeting of Stockholders is November 18, 2003. The deadline under the Corporation's By-Laws for receipt by the Corporation of notice of any business to be brought before the Corporation's 2004 Annual Meeting of Stockholders by a stockholder (other than a proposal submitted for inclusion in the Corporation's proxy statement) is also November 18, 2003. Proposals should be mailed to FleetBoston Financial Corporation, Attn: Gary A. Spiess, Secretary, 100 Federal Street, MA DE 10026A, Boston, MA 02110.

SUMMARY ANNUAL REPORT AND 10-K REPORT

The Corporation's 2002 Summary Annual Report to Stockholders and its 10-K Report have also been provided to you. The financial statements of the Corporation as of and for the year ended December 31, 2002 are contained in the 10-K Report and summary condensed financial information is provided in the Summary Annual Report. The Summary Annual Report and the 10-K Report are not to be considered as part of this proxy soliciting material.

Submitted by Order of the Board of Directors,

Gary A. Spiess

GARY A. SPIESS
Secretary

Boston, Massachusetts
March 17, 2003

FLEETBOSTON FINANCIAL CORPORATION
AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee shall assist the Board of Directors with its oversight of (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Corporation's internal audit function and independent auditors.

The Audit Committee shall be directly responsible for the appointment, compensation and oversight of the work of the independent auditor (including the resolution of disagreements between management and the independent auditor regarding financial reporting) in connection with the preparation or issuance of any independent audit report or related work.

COMPOSITION

The Audit Committee shall be appointed by a resolution passed by a majority of the Board of Directors. A minimum of three members of the Board shall be selected to serve on the Audit Committee. The Committee shall satisfy the independence and experience requirements established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). At least one member of the Committee shall qualify as a "financial expert" within the meaning of the definition set forth in rules of the SEC.

DUTIES AND RESPONSIBILITIES

In carrying out its purposes, the Committee shall have the following duties, responsibilities and authority.

Financial Reporting

- Review with management and the independent auditor the Corporation's Form 10-K prior to filing with the SEC, including the annual financial statements and disclosures contained therein, as well as any certification, report, opinion or review rendered by management or the independent auditor in connection with the foregoing.

- Review with management and the independent auditor the Corporation's quarterly report on Form 10-Q, including the financial statements and disclosures contained therein, as well as any certification, report, opinion or review rendered by management or the independent auditor in connection with the preparation and certification of the foregoing.

- Prepare the report required by the rules of the SEC that is required to be included in the Corporation's annual proxy statement.

- Review with management and the independent auditor financial statements and other reports of a financial nature, discuss with the independent auditor its views or judgments on the integrity of such statements and reports, and resolve any disputes between management and the independent auditor that may have arisen in connection with the preparation of such statements and reports.

- Periodically discuss earnings press releases as well as the nature of financial information and earnings guidance provided to analysts and rating agencies.

- Review certifications signed by the Chief Executive Officer and the Chief Financial Officer in connection with any periodic reports filed by the Corporation with the SEC and discuss with such individuals significant deficiencies, if any, in the design or operation of the internal control system and any fraud or potential fraud, if any, involving management or employees in connection with any internal control function as required by the Sarbanes-Oxley Act of 2002.

The Independent Auditor

- Appoint, compensate and oversee the work of the independent auditor for the Corporation in connection with the preparation and issuance of any audit report or related work. The independent auditor shall report directly to the Audit Committee.

- Serve as the channel of communication between the independent auditor and the Board.

- Review any proposed replacement of the independent auditor, and terminate the engagement of any independent auditor as the Committee deems necessary or appropriate.

- Review the qualifications and independence of the independent auditor, and any potential conflicts of interest that may exist between management and the independent auditor by obtaining a written statement from the independent auditor and management of all relationships with, and services provided to, the Corporation by the independent auditor and/or its affiliates (including discussing such relationships with the independent auditor and taking actions where needed).

- Review the independent auditor's compensation and the proposed terms of its engagement.

- Review with the independent auditor the proposed scope of services and plan for the annual audit.

- Evaluate the performance of the independent auditor and make inquiries to determine that no improper influence was exerted on the conduct of the audit by directors, management or employees of the Corporation.

- Review any significant written communications between the management of the Corporation and the independent auditor including, without limitation, the independent auditor's observations on internal control matters, management letters and schedule of unadjusted differences, if any, or any other audit problems or difficulties as well as management's response.

- Ensure appropriate audit partner rotations and any independent auditor rotations that may be required by law or as otherwise appropriate.

- At least annually, obtain and review reports from the independent auditor describing (i) the independent auditor's internal control procedures, (ii) any material issues concerning the independent auditor's internal control matters raised in the most recent independent peer review report, and (iii) issues concerning audits conducted by the independent auditor within the past five years raised by a governmental or professional authority.

- Pre-approve any non-audit services performed on behalf of the Corporation by the independent auditor that are not prohibited by law or regulation and ensure that the retention of such services are properly disclosed by the Corporation. (The Committee may delegate pre-approval authority for any non-audit services to one or more members of the Committee, provided that any pre-approval granted by such member or members is reviewed by the Committee at its next scheduled meeting.)

- Review any non-audit services performed on behalf of the Corporation by the independent auditor that meet the de minimis exception under applicable law.

- Establish hiring policies for any employee or former employee of the independent auditor.

Internal Audit

- Oversee the selection of the Chief Auditor and review his/her performance and compensation annually. The Chief Auditor shall report functionally to the Committee and administratively to the Chief Risk Officer.

- Serve as the channel of communication between the Chief Auditor and the Board.

- Oversee the internal audit department's staffing, training and budget.

- Annually review and approve the internal audit plan and any material changes to audit methodology.

- Review significant findings of the internal auditing department, management's responses to those findings including the risk attributed to unresolved issues.

Financial Reporting Principles and Policies

- Review with the independent auditor and management critical accounting and financial reporting policies, practices and procedures used by the Corporation.

- Review with the independent auditor alternative treatments of financial information as permitted by GAAP that have been discussed with the management of the Corporation including the ramifications of such alternative treatments and the proper disclosure thereof, as well as any treatment of such financial information that may have been preferred by the independent auditors.

- Review major changes and other major questions of choice respecting the appropriate auditing and accounting principles, policies and practices used in the preparation of the Corporation's financial statements when presented by the independent auditor, management, or otherwise.

Internal Controls and Procedures

- Annually review with management and the independent auditor (i) the basis for disclosures made in the annual report to stockholders regarding the control environment of the Corporation, and (ii) the reports required under the Federal Deposit Insurance Corporation Improvement Act of 1991.

- At least annually consider, in consultation with management, the independent auditor, and the Chief Auditor, the adequacy of the Corporation's internal controls including the resolution of identified material weaknesses and reportable conditions, if any.

- Review deficiencies, if any, identified by management in the design and operation of internal controls which may be contained in the CEO/CFO certifications required by the Sarbanes-Oxley Act of 2002.

- Review policies and procedures with respect to risk assessment and risk management.

Compliance with Laws and Regulations

- Review periodic reports prepared by the Chief Compliance Officer and such other sources of information as the Committee deems appropriate regarding the Corporation's program for complying with laws and regulations.

- Review summaries of examination reports, supervisory letters and other regulatory communications addressed to the Board and monitor any needed corrective action; be primarily responsible for Board-level communications with regulatory agencies.

- Annually review and report to the Board (within 15 months of the previous report) on the Bank's fiduciary activities and the effectiveness of its policies, practices and controls. The report shall include a specific statement of the Committee's conclusion as to whether fiduciary activities are being administered in accordance with law, 12 CFR 9 and sound fiduciary principles and be accompanied by reports prepared by internal and/or external auditors.

- Periodically review programs for compliance with the Bank Secrecy Act and designate an individual responsible for coordinating and monitoring day-to-day compliance with the program.

- Receive periodic summaries regarding the filing of Suspicious Activity Reports regarding known or suspected crimes.

Other Duties

- The Committee shall establish and ensure that procedures are in place for (i) the receipt, retention and treatment of complaints received by the Corporation from any source, either internally or externally, in connection with any accounting, internal accounting controls, or auditing matters, and (ii) the submission by employees of the Corporation, on a confidential and anonymous basis, of communications involving any employee concerns regarding questionable accounting or auditing matters.

- At least annually, review with the Corporation's General Counsel significant pending litigation that may have a material impact on the Corporation's financial statements. Notwithstanding, the Committee shall be informed of any significant litigation on a timely basis.

- Annually, review and approve management's assessment of the Corporation's vulnerability to interruption in providing information, the impact of such disruption on the Corporation's operations, and the methods employed to reduce or eliminate such risk and/or impact.

- Approve a security program and, at least annually, receive a report from the Security Officer on the implementation, administration and effectiveness of the security program.

Administrative

- Maintain minutes of its meetings and report its activities to the Board on a regular basis, making any recommendations that the Committee deems appropriate.

- Meet separately, at least quarterly, with management, internal auditors, and external auditors.

- Annually review the adequacy of this charter and recommend any proposed changes to the Board for approval.

- Annually evaluate the performance of the Committee.

- Perform any other activities consistent with this charter, the Corporation's bylaws, and governing law, as the Committee or the Board deems necessary or appropriate.

DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate any portion of its duties and responsibilities to a subcommittee of the Committee or a member of the Committee as permitted by law or the rules of the NYSE.

RESOURCES AND AUTHORITY

The Committee shall also have the authority to direct an investigation into any matter related to the Corporation's business and affairs. The Committee may also retain without approval from the Board or management its own outside counsel and any other advisors that the Committee deems necessary in connection with carrying out its duties. This does not preclude advice from internal counsel or the Corporation's outside counsel. The Committee shall determine, in its sole discretion, the level of funding to compensate the independent auditor and any counsel or advisor employed by the Committee and the Corporation shall be obligated to make such funding available.



FleetBoston Financial

100 Federal Street, Boston, Massachusetts 02110-2010